Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and “Selected Historical Consolidated Financial Data of Discovery Partners” and to the use of our reports dated March 10, 2006, with respect to the consolidated financial statements of Discovery Partners International, Inc., the Company’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company, included in the Proxy Statement of Discovery Partners International, Inc. that is made a part of the Registration Statement (Form S-4) and Joint Proxy/Prospectus of Discovery Partners International, Inc. to be filed on or about May 24, 2006.

/s/ Ernst & Young LLP

San Diego, California

May 23, 2006